UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-20028

VALENCE TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

12303 Technology Boulevard,

Suite 950

Austin, Texas 78727

(512) 527-2900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value*

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Valence Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALENCE TECHNOLOGY, INC.

Dated: December 5, 2013	By:	/s/ Roger A. Williams
Roger A. Williams
Vice President, General Counsel and Secretary

* As more fully described in the Current Report on Form 8-K filed by Valence Technology, Inc. on November 22, 2013, on the effective date of the First Amended Chapter 11 Plan of Reorganization of Valence Technology, Inc. (the “Plan”) as confirmed by the United States Bankruptcy Court for the Western District of Texas, all pre-petition equity interests in Valence Technology, Inc., including any shares of preferred stock and common stock and any other equity interests, were cancelled. Also, in accordance with the Plan, the reorganized Valence Technology, Inc. issued certain shares of New Valence Stock (as defined in the Plan) to Berg & Berg Enterprises, LLC in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, representing 100% of its issued and outstanding shares of capital stock on the effective date of the Plan. Thus, as of the effective date of the Plan, Berg & Berg Enterprises, LLC was the only record holder of capital stock of Valence Technology, Inc.